

August 27, 2013

<u>Via E-mail</u>
Aylwin Lewis
Chief Executive Officer
Potbelly Corporation
222 Merchandise Mart Plaza, 23rd Floor
Chicago, IL 60654

> **Re: Potbelly Corporation**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 12, 2013**
> **CIK No. 0001195734**

Dear Mr. Lewis:

We have reviewed your responses to the comments in our letter dated February 15, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

1. We note your response to our prior comment 1 and reissue in part. Please revise the first sentence in this section to remove the word "welcoming" and "unique" or state that it is your belief the your menu items are sold by welcoming people in a unique environment. We note that the terms are subjective in nature and that you disclosed on page 2 that the Potbelly stores each have a "similar" look.

Our Competitive Strengths, page 2

2. We note your response to our prior comment 3 and reissue in part. Please remove the term "wholesome" food or provide a definition of this term as we continue to believe that such terms are not helpful to investors without a clear explanation of what you mean by such term.

A majority of the proceeds we receive in this offering will be paid to related parties, page 28

3. Please expand the risk factor to address the risks related to the declared cash dividend, including the risk that the company will be unable to use the majority of the proceeds for the benefit of the company. Also revise the last sentence to clarify that your management will have broad discretion over the use of the *remaining* proceeds.

Site Selection and Expansion, page 69

4. Please balance the disclosure in the first sentence of the second paragraph to clarify that you cannot guarantee that you will be able to grow or sustain growing your number of shops by at least 10% annually.

Related Party Transactions, page 100

2011 Stock Repurchase, page 101

5. We note your response to our prior comment 29 in our letter dated January 10, 2013 that you were currently in the process of issuing replacement options to Mr. Keil for Mr. Kiel's 50,000 options that expired on February 6, 2013. Please disclose that Mr. Keil elected to terminate these options prior to the expiration or advise. In addition, please disclose when you anticipate issuing the replacement options, the number of options you intend to issue and the exercise price of such options.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Edward S. Best
        Mayer Brown LLP